Exhibit 12.1

PNM RESOURCES, INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

(In thousands, except ratio)

	Nine Months Ended September 30, 2010	Year Ended December 31,
		2009	2008		2007	2006	2005
Fixed charges, as defined by the Securities and Exchange Commission:
Interest expensed and capitalized	$93,313	$123,833	$134,958		$124,299	$135,819	$83,402
Amortization of debt premium, discount and expenses	3,522	5,430	6,386		6,566	4,729	3,962
Interest from discontinued operations (including capitalized interest)	-	1,027	13,758		12,546	11,790	10,658
Estimated interest factor of lease rental charges	5,228	7,034	7,894		8,804	7,124	7,568
Preferred dividend requirements of subsidiary	597	759	689		556	798	4,063

Total Fixed Charges	$102,660	$138,083	$163,685		$152,771	$160,260	$109,653

Earnings, as defined by the Securities and Exchange Commission:
Earnings from continuing operations before income taxes and non-controlling interest	$111,047	$94,751	$(388,381)		$63,112	$164,018	$76,502
(Earnings) loss of equity investee	5,714	30,145	29,687		(7,581)	-	-

Earnings from continuing operations before income taxes, non-controlling interest, and investee earnings	116,761	124,896	(358,694)		55,531	164,018	76,502
Fixed charges as above	102,660	138,083	163,685		152,771	160,260	109,653
Interest capitalized	(2,719)	(7,743)	(8,849)		(10,740)	(6,503)	(4,025)
Non-controlling interest in earnings of Valencia	(10,305)	(11,890)	(7,179)		-	-	-
Preferred dividend requirements of subsidiary	(597)	(759)	(689)		(556)	(798)	(4,063)

Earnings Available for Fixed Charges	$205,800	$242,587	$(211,726)		$197,006	$316,977	$178,067

Ratio of Earnings to Fixed Charges	2.00	1.76	N/M	[1]	1.29	1.98	1.62

1 The ratio of earnings to fixed charges for the year ended December 31, 2008 is not meaningful since earnings available for fixed charges is negative. The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $375.4 million for the year ended December 31, 2008.